Surface Coatings, Inc.

2010 Industrial Blvd, Suite 605
Rockwall, Texas 75087
(972) 722-7351

June 4, 2009

Mr. Scott Anderegg
Mr. Mara Ransom
Mr. H. Christopher Owings
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Surface Coatings, Inc.
Post Effective Amendment #5 to
Registration Statement on Form S-1
File No. 333-145831

Dear Mr. Anderegg, Ms. Ransom and Mr. Owings:

Following are responses to your comment letter dated May 28, 2009.

Post Effective Amendment #4 to Registration Statement on Form S-1

1.	Question
We note you filed your Form 10-Q for the quarter ended March 31, 2009. Please update your Post-Effective Amendment’s financials and your Management’s Discussion and Analysis disclosure to reflect the disclosures presented in your Form 10-Q.

Answer
The Post-Effective Amendment’s financials and our Management’s Discussion and Analysis disclosures have been updated to the disclosures presented in our Form 10-Q for March 31, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

2.	Question
Please file your supplemental response faxed to the staff dated May 12, 2008 on EDGAR as a correspondence file.

Answer
We have filed our supplemental response on EDGAR as a correspondence file.

Signatures, Page 14

3.	Question

We note that you have proposed to revise your Form 10-K to include the proper signatures of your principal executive officer, your principal financial officer, your principal accountoin gofficer and a majority of the board of directors. However, after Mr. Pietrykowski has executed the Form 10-K on behalf of the registrant and before the second set of signatures please insert the following language, “Pursuant to the Requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicted.” Refer to “Signatures” format of Form 10-K.

Answer
We have added the language per the “Signatures” format of Form 10-K.

Additionally, the company affirms the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you need any further clarification on any of these answers.

Sincerely,

/s/  Richard Pietrykowski

Richard Pietrykowski
President